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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)

                       DIVALL INSURED INCOME PROPERTIES 2
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)

                        U.S. RESTAURANT PROPERTIES, INC.
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)
                                    255016107
                      (CUSIP Number of Class of Securities)

                                ROBERT J. STETSON
                        U.S. RESTAURANT PROPERTIES, INC.
                             5310 HARVEST HILL ROAD
                                    SUITE 270
                               DALLAS, TEXAS 75230
                                 (972) 387-1487
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                                KENNETH L. BETTS
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                                   SUITE 5400
                               DALLAS, TEXAS 75270
                                 (214) 745-5400

                            CALCULATION OF FILING FEE
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 Transaction valuation*                                  Amount of filing fee
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     $10,459,280                                                 $2,093
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|X|      Check  box if any  part  of the  fee is  offset  as  provided  by  Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:    $1,852           Filing Party:  U.S. Restaurant
                                                           Properties, Inc.

Form or Registration No.:  Schedule 14D-1   Date Filed:    March 27, 1998
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 *For purposes of calculating the filing fee only. This amount assumes the purchase of 23,140 Interests of the subject company for $452 per Interest in cash.

         This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed with the Securities and Exchange Commission (the "Commission") on March 27, 1998, relates to the offer by U.S. Restaurant Properties, Inc., a Maryland corporation (the "Bidder"), to purchase up to 49.9% of the limited partnership interests (the "Interests"), of Divall Insured Income Properties 2 Limited Partnership, a Wisconsin limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase dated March 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together with the Offer to Purchase, constitutes the "Offer"), copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2) respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         Item 1(b) is hereby amended to read in its entirety as follows:

         (b) This Statement relates to the offer by U.S. Restaurant Properties, Inc., a Maryland corporation ("Bidder"), to purchase a limited number of the limited partnership interests (the "Interests"), of the Partnership at $452 per Interest, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (collectively referred to as the "Offer"). Information concerning the number of Interests outstanding is set forth in the introduction to the Offer to Purchase (the "Introduction") and is incorporated herein by reference.

         Item 1(c) is hereby amended to add the following sentence:

         The information set forth in Exhibit (a)(6) to the Offer to Purchase is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby  amended  and  supplemented  by adding the  following
         Exhibit:

         (a)(6)   Form of Letter to Interest Holders, dated May 11, 1998.



                                      - 2 -

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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: May 11, 1998



                                       U.S. RESTAURANT PROPERTIES, INC.



                                       By:   /s/ Robert J. Stetson
                                          -------------------------------------
                                          Robert J. Stetson
                                          Chief Executive Officer and President

                                 EXHIBIT (a)(6)

                       FORM OF LETTER TO INTEREST HOLDERS

May 11, 1998

Re: DiVall Insured Income Properties 2 L.P. (the "Partnership") Offer of U.S. Restaurant Properties, Inc.

Dear Limited Partner:

         As you are aware, U.S. Restaurant Properties, Inc. (the "Company") has made a public tender offer to purchase your limited partnership interests (the "Interests") for $400 per Interest. As we have previously explained to you, in our initial meetings with the general partner of the Partnership, the Provo Group (the "General Partner"), the General Partner indicated no interest in negotiating a sale of the Partnership's properties. Additionally, our tender offer was initially based upon financial information of the Partnership filed with the Securities and Exchange Commission (the "SEC") as of September 30, 1997. This information did not contain property valuation information.

         Subsequent to the initiation of our tender offer, the Partnership has filed its financial information for the fiscal year ended December 31, 1997 with the SEC and property valuation information contained in the Valuation Associates appraisal has been made available through communications from the General Partner to each of the Limited Partners. Based upon this new information, we hereby increase our offer to $452 per Interest.

         Additionally, according to the terms of the Offer to Purchase which you have previously received, the purchase price per Interest payable in the tender offer would be reduced to the extent of any cash or non-cash distributions declared on or after March 27, 1998 with respect to the Interests. This provision was not intended to include (i) the regular quarterly "operating income" distribution of $17 per Interest, or (ii) the "liquidating distribution" of $33 per Interest which the General Partner has projected to pay on May 15, 1998. To the extent such distributions are paid prior to the transfer of your tendered Interests, you will be entitled to retain such distributions.

     Limited Partners now have the opportunity to receive $452 per Interest, which is $27 more than the next highest current offer of which the Company is aware. Unlike the course of action proposed by the General Partner in its correspondence to you dated April 24, 1998, our offer for the Interests is not contingent on (i) whether the Partnership is successful at finding a bidder for the properties at the prices being discussed, (ii) obtaining the consent of a majority of the Limited Partners, or (iii) any financing contingencies typically associated with property sales. Limited Partners who have already tendered Interests according to our original offer will automatically be included in the offer at $452 per Interest. You may still use the GREEN Letter of Transmittal we previously sent to you in order to tender your Interests. The tender offer will remain open until June 2, 1998.

         As a result of the consummation of the Offer, the Company may be in a position to influence any partnership decisions on which Limited Partners may vote. The Company will vote any Interests acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Interest Holders.

         Should you have any questions or concerns regarding this offer, please feel free to give us a call at (800) 449-8435 and speak with Bob Coleman.

Sincerely,


       /s/   Robert J. Stetson
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Robert J. Stetson, President & CEO
U.S. Restaurant Properties, Inc.